SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
5/18/20


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
32,096

8. SHARED VOTING POWER
671,382

9. SOLE DISPOSITIVE POWER
32,096
_______________________________________________________

10. SHARED DISPOSITIVE POWER
671,382


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
703,478 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.78%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
32,096

8. SHARED VOTING POWER
982,324

9. SOLE DISPOSITIVE POWER
32,096
_______________________________________________________

10. SHARED DISPOSITIVE POWER
982,324


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,014,420(Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.77%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
32,096

8. SHARED VOTING POWER
982,324

9. SOLE DISPOSITIVE POWER
32,096
_______________________________________________________

10. SHARED DISPOSITIVE POWER
982,324


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,014,420(Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.77%



14. TYPE OF REPORTING PERSON

IN

___________________________________________________________

ITEM 1. SECURITY AND ISSUER

TThis statement constitutes Amendment #3 to the schedule 13d filed July 29, 2019. Except as specifically set forth herein, the Schedule 13d remains unmodified.


ITEM 4. PURPOSE OF TRANSACTION
See exhibit A - Standstill agreement.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed on November 29 2019, there were 10,380,003 shares of common stock outstanding as of September 30, 2019. The percentages set forth herein were derived using such number. Phillip Goldstein and Andrew Dakos own Bulldog Investors, LLC, a registered investment advisor.
As of May 15, 2020, Bulldog Investors, LLC is deemed to be the beneficial owner of 703,478 shares of VCIF (representing 6.78% of VCIF's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 703,478 shares of VCIF include 32,096 shares (representing 0.31% of VCIF's outstanding shares) that are beneficially owned by Mr. Goldstein.
All other shares included in the aforementioned 703,478 shares of VCIF beneficially owned by Bulldog Investors LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 671,382 shares (representing 6.47% of VCIF's outstanding shares).

As of May 15, 2020, each of Messrs. Goldstein and Dakos is deemed to be the beneficial owner of 1,014,420 shares of VCIF (representing 9.77% of VCIF's outstanding shares) by virtue of their power to direct the vote of, and dispose of, these shares.

(b)Bulldog Investors,LLC has sole power to dispose of and vote 32,096 shares. Bulldog Investors, LLC and Messrs. Goldstein and Dakos have shared power to dispose of and vote 671,382 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of VCIF's shares) share this power with Bulldog Investors, LLC. Messrs.Goldstein and Dakos are control persons of Bulldog Investors, LLC. Messrs. Goldstein and Dakos have shared power to dispose of and vote an additional 310,942 shares.


c)During the last 60 days the following shares of VCIF were traded:

Date:		        Shares:		Price:
4/2/20			332		$8.0200
3/30/20			2,344		$7.7500
3/27/20			4,990		$8.0400
3/20/20			(2,358)		$9.5200
3/19/20			(10,565)	$8.5043


d) Clients of Bulldog Investors, LLC and an account managed by Messrs.Goldstein and Dakos are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
See exhibit A - Standstill Agreement


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Standstill Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 5/19/20

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.


Exhibit A


			STANDSTILL AGREEMENT

    This STANDSTILL AGREEMENT (the "Agreement") is made as of May 18, 2020 by and among the following parties (individually a "Party" and collectively the "Parties"):

    (1)	 Vertical Capital Income Fund, a Delaware Statutory Trust, including its Trustees, officers, trustees, agents and affiliates (the "Fund");
	 and

    (2)	 Bulldog Investors, LLC, a Delaware limited liability company, including its members, officers, agents and affiliates ("Bulldog").

    Capitalized terms used herein but not otherwise defined shall have the meaning set forth in Article 5 of this Agreement.

			      RECITALS

     A.	 As of the date of this Agreement, Bulldog Beneficially Owns, and has the right to vote, approximately 9.9% of the Fund's outstanding shares of beneficial interest;

     B.	 Upon the recommendation of Bulldog, the Fund's Nominating Committee has considered and will recommend the nomination of Jack Lee Macdowell, Jr. ("Macdowell") for election as a Trustee of the Fund at the 2020 annual meeting of shareholders of the Fund (the "2020 Annual Meeting") to the Board of Trustees of the Fund (the "Board"); and the Board will consider the Nominating Committee's recommendation that Macdowell be nominated for election as a trustee and undertakes to approve such nomination; and

     C.	 Prior to the execution and delivery of this Agreement, Macdowell has agreed to enter into a Non-Disclosure Agreement with the Fund, and from the date of this Agreement until the 2020 annual meeting of Fund shareholders will be permitted to participate in meetings of the Board as a non-voting observer.

				ARTICLE 1

                  BOARD COMPOSITION AND RELATED MATTERS

      Section 1.1. The Fund represents and warrants to Bulldog that the Board, in connection with its approval of this Agreement and subject to the execution and delivery of this Agreement by all Parties, will resolve to nominate Macdowell for election as a trustee of the Fund at the 2020 Annual Meeting to serve in the class of trustees with terms ending in 2023 and to recommend (and not withdraw such recommendation) to the shareholders of the Fund that they vote for Macdowell at the 2020 Annual Meeting.

      Section 1.2.  Macdowell has previously confirmed:

             (a)   his consent to serve on the Board if elected pursuant to
Section 1.1 hereof; and

             (b) his agreement to fully comply with any and all policies and procedures of the Fund, including corporate governance and insider trading policies, as the same may be amended from time to time; provided that the effect of any such policy or procedure does not require any trustee to violate the law or breach such trustee's fiduciary duties under applicable law.

				ARTICLE 2

			     ACTIONS BY BULLDOG

      Section 2.1. Bulldog shall not for a period from the date of this Agreement until the conclusion of the 2020 Annual Meeting, directly or indirectly, take any of the following actions:

	     (a) solicit consents or seek to call any special meeting of the shareholders of the Fund;

             (b)   in connection with a shareholder meeting called by the Fund,

	           (i)	 propose any matter for a vote of the shareholders of
		         the Fund,

 		   (ii)	 make any trustee nominations, nor

		   (iii) solicit proxies;

	     (c) initiate any litigation or other action against the Fund or its advisor or any of their respective trustees, members, managers, directors, officers, employees or agents; nor

	     (d) without the Fund's approval, issue any press release or make any public statement not legally required in relation to the Fund or the value or marketability of the Fund's holdings or the Fund's shares; nor

	     (e) make any public release or statement that disparages the Fund or its advisor or any of their respective trustees, members, managers, directors, officers, employees or agents in any manner likely to be harmful to any of them or their businesses, business reputations or personal reputations.

      Section 2.2. Bulldog will cause all Voting Securities for which it has the right to vote as of the record date for any meeting of shareholders to be present for quorum purposes and to be voted at any such meeting for the election of trustees in the manner recommended by the Board, unless another method is required by Section 12 of the Investment Company Act of 1940, and the rules thereunder.

				ARTICLE 3

			   ACTIONS BY THE FUND

      Section 3.1. For a period from the date of this Agreement until the conclusion of the 2020 Annual Meeting, the Fund agrees that it will not make any public release or statement that disparages Bulldog in any manner likely to be harmful to Bulldog or its businesses, business reputations or personal reputations.

				ARTICLE 4

		    CERTAIN REPRESENTATIONS AND WARRANTIES

   Section 4.1. The Fund represents and warrants to each of the other Parties that:
	(a) the Fund's execution, delivery and performance of this Agreement has been approved by the Board and does not violate its Agreement and Declaration of Trust, and Bylaws or the Delaware Statutory Trust Act, or any agreement to which it is a party; and

	(b) this Agreement constitutes the Fund's valid and binding obligation, enforceable against it in accordance with the terms thereof.

        Section 4.2. Bulldog represents and warrants to the Fund that:

	(a) delivery and performance of this Agreement has been approved by its managing member, or other governing body or authority, as the case may be, and does not violate its organizational or constituent document;

	(b) Bulldog, its execution, delivery and performance of this Agreement does not violate any agreement to which it is a party or any of its constituent documents;

	(c) this Agreement constitutes its valid and binding obligation, enforceable against it in accordance with the terms thereof;

	(d) Philip Goldstein is a managing member and has the requisite authority to execute this Agreement on behalf of Bulldog;

				ARTICLE 5

		CERTAIN ANNOUNCEMENTS AND OTHER DISCLOSURES

   Section 5.1. The Fund shall announce this Agreement and the material terms hereof by means of a press release as soon as practicable after the date hereof.

   Section 5.2. Except as set forth in Section 5.1 or as mutually agreed to and approved by the Parties, neither the Fund nor Bulldog shall make any public announcement or statement concerning this Agreement or comment on this Agreement; provided, however, that any Party may make such announcement, statement or comment concerning this Agreement as is required by law or the rules of the New York Stock Exchange, LLC.

				ARTICLE 6

			   CERTAIN DEFINITIONS

   Section 6.1. In addition to the other definitions contained elsewhere in this Agreement, the following terms shall have the meanings specified below for the purposes hereof:

"Affiliate"" has the meaning ascribed to it in Rule 12b-2 promulgated under the 1934 Act.
"Beneficial Owner" and "Beneficially Own" have the same meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act; provided, however, that for purposes of this Agreement, any option, warrant, right, conversion privilege or arrangement to purchase, acquire or vote Voting Securities, regardless of the time period during, or the time at which, it may be exercised, and regardless of the consideration paid, shall be deemed to give the holder thereof beneficial ownership of the Voting Securities to which it relates.

"1934 Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the SEC under such statute.

"Person" means a natural person or any legal, commercial or governmental entity, including, but not limited to, a corporation, partnership, joint venture, trust, limited liability Fund, group acting in concert or any person acting in a representative capacity.

"Voting Securities" means any securities of the Fund entitled, or which may be entitled, to vote in the election of trustees.

				ARTICLE 7
			      MISCELLANEOUS

   Section 7.1. Entire Agreement. This Agreement constitutes the entire agreement of the Parties with respect to its subject matter and supersedes any and all prior representations, agreements or understandings, whether written or oral, between or among any of them with respect to such subject matter. This Agreement may be amended only by a written agreement duly executed by the Parties.

   Section 7.2. Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, if (a) given by email transmitted to the address set forth below and the appropriate confirmation is received or (b) if given by any other means, when actually received during normal business hours at the address specified in this subsection:

if to the Fund:
    c/o JoAnn Strasser
    Thompson Hine LLP
    41 S. High St., #1700
    Columbus, Ohio 43215
    Fax: 614-469-3361
    JoAnn.Strasser@thompsonhine.com

if to Bulldog or Goldstein:

    Phillip Goldstein
    Bulldog Investors, LLC
    Park 80 West
    250 Pehle Avenue, Suite 708
    Saddle Brook, NJ 07663
    PGoldstein@bulldoginvestors.com

   Section 7.3. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the state of Delaware, notwithstanding any conflict of law provision to the contrary.

   Section 7.4. Assignment. This Agreement may not be assigned by any Party without the prior written consent of the other Party. This Agreement shall be binding upon, and inure to the benefit of, the respective successors and permitted assigns of the Parties. This Agreement shall confer no rights or benefits upon any Person other than the Parties.

   Section 7.5. Waiver. Any waiver by any Party of a breach of any provision of this Agreement shall not be deemed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement.

   Section 7.6. Counterparts. This Agreement may be executed in counterparts, each of which shall constitute an original but all of which shall together constitute a single instrument.

   Section 7.7. Remedies. Each Party hereto hereby acknowledges and agrees, on behalf of itself and its Affiliates, that irreparable harm would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties will be entitled to specific relief hereunder, including an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof.

IN WITNESS WHEREOF, this Agreement has been executed by each of the Parties, through their respective duly authorized representative, as applicable, as of the date first above written.

BULLDOG INVESTORS, LLC			VERTICAL CAPITAL INCOME FUND


By: /s/ Phillip GOldstein		By: /s/	Stanton Eigenbrodt

Name:	Phillip Goldstein		Name:	Stanton Eigenbrodt

Title:	Member					Title:	Secretary